As Filed with the Securities and Exchange Commission on July 23, 2013

File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________________________

In the Matter of

Forethought Variable Insurance Trust

and

Forethought Investment Advisors, LLC

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF

EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) OF SUCH ACT AND RULE 18f-2 THEREUNDER AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

July 23, 2013

____________________________

Please direct all written or oral communications regarding this Application to:

Sarah M. Patterson
Forethought Investment Advisors, LLC
300 North Meridian St, Suite 1800
Indianapolis, IN 46204
Telephone: (860) 325-1538
Facsimile: (860) 325-1539
Sarah.Patterson@forethought.com

with a copy to:

John V. O’Hanlon, Esq.
Dechert LLP
200 Clarendon Street
Boston, MA 02116-5021
Telephone: (617) 728-7111
Facsimile: (617) 426-6567
john.ohanlon@dechert.com

This Application (including exhibits) consists of 38 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of )

FORETHOUGHT VARIABLE )	APPLICATION FOR AN ORDER OF

INSURANCE TRUST )	EXEMPTION PURSUANT TO SECTION

300 North Meridian St, Suite 1800)	6(c) OF THE INVESTMENT COMPANY

Indianapolis, IN 46204)	ACT OF 1940 FROM SECTION 15(a)

)	THE ACT AND RULE 18f-2

FORETHOUGHT INVESTMENT )	THEREUNDER AND CERTAIN

ADVISORS, LLC )	DISCLOSURE REQUIREMENTS UNDER

300 North Meridian St, Suite 1800)	VARIOUS RULES AND FORMS

Indianapolis, IN 46204)

Investment Company Act of 1940)

File No. 812-)

I. INTRODUCTION

Forethought Variable Insurance Trust (“Trust”), a registered open-end management investment company that offers one or more series of shares (each, a “Series”)1, on its own behalf and on behalf of each existing Series, as well as future Series of the Trust, and

1	The term “Series” as used herein also includes any future trust or fund that does not offer multiple series.

Forethought Investment Advisors, LLC (“Adviser” and together with the Trust, “Applicants”),2 the investment adviser to the Trust, hereby submit this application (“Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (“Board”),3 including a majority of those who are not “interested persons” of the Trust, of a Series or of the Adviser, as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), without obtaining shareholder approval, to: (i) select certain wholly-owned (as defined below) and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and, collectively, “Sub-Advisers”) to manage all or a portion of the assets of one or more of the Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and, collectively, “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, under the requested order, the relief may be relied upon with respect to a Sub-Adviser for a Series that is: (i) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (ii) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the entity that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (iii) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the applicable Series, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Series (each, a “Non-Affiliated Sub-Adviser” and, collectively, “Non-Affiliated Sub-Advisers”).4

2
The term “Adviser” includes (i) Forethought Investment Advisors, LLC, and (ii) any entity controlling, controlled by or under common control with, Forethought Investment Advisors, LLC or its successors.  For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3	The term “Board” also includes the board of trustees or directors of a future Series.

4	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser; (ii) uses the manager of managers structure described in this Application (“Manager of Managers Structure”); and (iii) complies with the terms and conditions set forth herein (each, a “Sub-Advised Series”).  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  All Series that currently are, or that currently intend to be, Sub-Advised Series are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.5

Applicants are seeking this exemption primarily to enable the Adviser and the Board to (i) obtain for each Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Series, and

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of  the outstanding voting securities of which are, directly or indirectly, owned by such person.

5
The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Sub-Advised Series, of the Trust, or of the Advisor, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series (“Affiliated Sub-Adviser”).

(ii) make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Series shareholders to approve the Sub-Advisory Agreements.  Under this Manager of Managers Structure, the Adviser, in its capacity as investment adviser, will evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Independent Trustees, would on behalf of each Sub-Advised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers.  Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to herein as “Ineligible Sub-Adviser Changes”).6

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that without this relief, the applicable Series may be (i) precluded from promptly and timely hiring Sub-Advisers and materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.

6	As discussed herein, no current Series may rely on the relief requested in this Application unless that Series has obtained or obtains shareholder approval of the Manager-of-Managers Structure.

II. BACKGROUND

A.	THE TRUST

The Trust is an open-end management investment company registered under the 1940 Act, the Series of which constitute the Forethought family of mutual funds.  The Trust was organized as a Delaware statutory trust on June 17, 2013.  The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Trust.  The Trust and the Series are not required to hold annual meetings.  The Trust and the following Series of the Trust have filed an initial registration statement with the Commission: FVIT American Funds® Managed Risk Portfolio; FVIT BlackRock Global Allocation Managed Risk Portfolio; FVIT WMC Research Managed Risk Portfolio; FVIT Index Managed Risk Portfolio; and FVIT Select Advisor Managed Risk Portfolio.

Shares of each Series will be offered and sold through insurance company separate accounts, which are used to fund variable annuity contracts.7 Each Series offers shares with its own distinct investment strategies, policies and restrictions and is managed by the Adviser and, for certain Series, a Sub-Adviser. Each of the Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series will be offered pursuant to a registration statement filed on Form N-1A.

7
Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners and insurance companies.  Therefore, the term “shareholder” as used in this Application shall refer to variable contract owners and insurance companies entitled to give voting instructions with respect to a Series.  Pursuant to current Commission requirements and Commission Staff interpretations, insurance companies vote Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees.  In addition, Series shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company.  The term “payee” as used in this Application shall refer to an individual entitled to the receipt of payment under a variable annuity contract.

B.	THE ADVISER

The Adviser has filed for registration with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), and will serve as investment adviser to each Series pursuant to an Investment Advisory Agreement with the Trust (“Investment Advisory Agreement”).  Each future investment advisory agreement between an Adviser and a Series is also included in the term “Investment Advisory Agreement.”  The current Adviser’s business address is 300 North Meridian St, Suite 1800,  Indianapolis, Indiana 46204.  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Investment Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  Each other Investment Advisory Agreement will comply with Section 15(a) of the 1940 Act and will be similarly approved.  The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreement.

Pursuant to the terms of the Investment Advisory Agreement, and subject to the supervision and oversight of the Board and in conformity with the stated policies of the Trust and relevant Series, the Adviser will: (i) have overall day-to-day supervisory responsibility for the general management and investment of each Series’ assets; (ii) provide a program of continuous investment management for each Series in accordance with each Series’ investment objective, strategies, policies, and restrictions as stated in each Series’ prospectus and statement of additional information (“SAI”); and (iii) make recommendations for the selection and retention of Sub-Advisers who will exercise investment discretion with respect to the Series.

The Adviser will periodically review each Series’ investment objective, strategies and policies and, based on the needs of a particular Series, may recommend changes to the investment objective, strategies and policies of the Series for consideration by its Board.  Consistent with the terms of the Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of an applicable Series to a Sub-Adviser.  With respect to each such Series, the Adviser’s responsibilities include: (i) recommending the selection, retention, removal, or replacement of Sub-Advisers, (ii) determining the portion of the Series’ assets to be managed by any given Sub-Adviser, and (iii) reallocating those assets as necessary, from time to time, among the Adviser and/or the Sub-Advisers retained for management of the assets of the Series.  In addition, the Adviser will monitor and review each Sub-Adviser and its performance and compliance with that Series’ investment objective, strategies, policies, and restrictions.  If the name of any Sub-Advised Series contains the name of the Sub-Adviser, the name of the Adviser that serves as the primary adviser to that Series, or a trademark or trade name that is owned by that Adviser, will precede the name of the Sub-Adviser.

As specified in the Investment Advisory Agreement, the Adviser receives an advisory fee for the investment advisory services it provides to each Series based on each Series’ average daily net assets.  In the interest of limiting the expenses of the Series, the Adviser may, from time to time, waive some or all of its investment advisory fees or reimburse other fees and expenses of the Series.  The Adviser is solely responsible for compensating each Sub-Adviser from the management fees that it receives from the applicable Series.8  The fee paid to the Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

C.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Advisory Agreement, the Trust and the Adviser will enter into a Sub-Advisory Agreement with each Sub-Adviser to serve as Sub-Adviser to one or more Series.  Each Sub-Adviser will be an “investment adviser” to the Sub-Advised Series, as defined in Section 2(a)(20) of the 1940 Act, as well as registered, or not subject to registration, with the Commission as an “investment adviser” under the Advisers Act,

8
Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Furthermore, any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

and will provide investment management services to the Series subject to, without limitation, the requirements of Sections 15(a) and 36(b) of the 1940 Act (except as permitted if the requested order is granted).  The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  The Adviser may employ multiple Sub-Advisers for one or more of the Series.  In those instances, the Adviser would allocate and, as appropriate, reallocate a Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to each Sub-Adviser, and make recommendations to the Board as needed.  The specific day-to-day investment decisions for each applicable Series or a portion of a Series’ assets are, or will be, made by that Series’ Sub-Adviser(s), which will have discretionary authority to invest the assets or a portion of the assets of that Series subject to the general supervision of the Adviser and the Board.  The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Series, and will assist the Adviser in maintaining the Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisers monitor the respective Series’ investments and provide periodic reports to the Board and the Adviser.  The Sub-Advisers also make their officers and employees available to the Adviser and the applicable Board to review the investment performance and investment policies of the relevant Series.

Sub-Advisers recommended to the Board will be initially approved by the Board, including a majority of the Independent Trustees.  Each Sub-Advisory Agreement will be initially approved by the shareholders (where required) and Board of each applicable Series, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement will (i) precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Series, (ii) set forth the duties of the Sub-Advisers and (iii) provide that the Sub-Advisory Agreement will continue in effect for more than two years from the date of its initial approval only so long as such continuance is specifically approved at least annually by (a) the vote of a majority of the members of the Board or (b) a vote of a “majority” (as defined in the 1940 Act) of the Series’ outstanding voting securities, provided that in either event the continuance is also approved by a majority of the Independent Trustees at an in-person meeting called for the purpose of voting on such approval.

Moreover, each Sub-Advisory Agreement will state that it may be terminated at any time, without the payment of any penalty, by the Board or by a vote of a “majority” (as defined in the 1940 Act) of the shares of the affected Series on sixty (60) days’ written notice to the Sub-Adviser.  Likewise, the Adviser or Sub-Adviser may terminate each Sub-Advisory Agreement without the payment of a penalty on ninety (90) days’ written notice.  Additionally, each Sub-Advisory Agreement will provide for automatic termination of the agreement in the event of its “assignment,” as that term is defined in Section 2(a)(4) of the 1940 Act.  Finally, each Sub-Advisory Agreement will provide that in the event that the Investment Advisory Agreement is terminated with respect to any Series, the Sub-Advisory Agreement for that Series will be terminated. To the extent required by law, Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act.  Each year, the Board will dedicate substantial time to review contract matters, including matters relating to the Investment Advisory Agreement and Sub-Advisory Agreements.  The Board will review comprehensive materials received from the Adviser, independent third parties and independent counsel.  The Applicants will implement an annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Pursuant to this process, the Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements.  Each Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Advisory Agreement and any applicable Sub-Advisory Agreements is available in the Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information to be provided to the Board will be maintained as part of the records of the respective Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, for their services under their respective Sub-Advisory Agreements, each Sub-Adviser will receive compensation from the Adviser out of its advisory fee based on a percentage of the applicable Series’ average daily net assets (“Sub-Advisory fees”).  Furthermore, each Sub-Adviser, at its discretion, may voluntarily waive all or a portion of its respective Sub-Advisory fee.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Series.  In the future, Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Because some Series may pay Sub-Advisers directly in the future, any amendment to a Sub-Advisory Agreement that would increase the total management and advisory fees payable by a Series would require shareholder approval after the requested order is issued.

Under the Manager of Managers Structure, the Adviser will continuously supervise and monitor each Sub-Adviser’s performance and will periodically recommend to the Board those Sub-Advisers that should be retained or terminated.  Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the applicable Series.  If a Series under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Series or its Sub-Adviser (such as a departure from the Series’ disclosed investment style, a change in management of the Sub-Adviser or concerns about its compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Series’ investment objective.  The Adviser will analyze and monitor possible replacement

Sub-Advisers for the Series so that any transition can be recommended to the Board and, if approved, be effected on a timely basis.

III. EXEMPTION REQUESTED

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board, including a majority of the Independent Trustees, to without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated Sub-Advisers to manage all or a portion of the assets of one or more of the Series and enter into Sub-Advisory Agreements; and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As noted above, Applicants are not requesting relief for Ineligible Sub-Adviser Changes and will seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Upon issuance of the order, the prospectus of any Sub-Advised Series that has received, or receives subsequent to the issuance of the order, shareholder approval of the Manager of Managers Structure under condition (1) set forth below, will at all times include after such approval the disclosures provided for in condition (2) set forth below.

IV. APPLICABLE LAW AND DISCUSSION

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Applicants believe that the requested relief described in this Application meets this standard.

A.	SHAREHOLDER VOTE

1. Applicable Law and Regulatory Background

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(a) under the 1940 Act provides, in relevant part, that:

Any matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding securities of each class or series of stock affected by such matter.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

The Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the applicable Board to hire new Sub-Advisers to manage the assets of a

Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.9  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

Therefore, without the exemption requested, the Series: (i) would be prohibited from promptly entering into a new Sub-Advisory Agreement or materially amending an existing contract with a Sub-Adviser; and (ii) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control”, unless the Adviser and the particular Series involved were to incur the costs of convening a special meeting of Series’ shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  Applicants acknowledge that there is a question as to whether they may rely on the safe harbor afforded by Rule 2a-6 under the 1940 Act for making changes in Sub-Advisers that are Wholly-Owned Sub-Advisers without first obtaining shareholder approval.  Any Sub-Adviser that is a Wholly-Owned Sub-Adviser may run its own day-to-day affairs and have its own investment personnel.  Accordingly, it may be asserted that changes in a Wholly-Owned Sub-Adviser for a Series or material changes to a Sub-Advisory Agreement with a Wholly-Owned Sub-Adviser could be regarded as a change in “management” and, thus, could be considered an “assignment” within the meaning of Sections 2(a)(4) and 15(a)(4) of the 1940 Act, so as to preclude reliance on Rule 2a-6.

9	See Section 15(a)(3) of the 1940 Act.

10	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

For the reasons discussed herein and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder.

2. Discussion

Applicants seek relief to permit each Series and/or the Adviser to enter into and materially amend Sub-Advisory Agreements with the Non-Affiliated and Wholly-Owned Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because: (i) the Adviser will operate each Series, or may operate a Series, in a manner that is different from that of conventional investment companies; (ii) the relief will benefit shareholders by enabling each Series to operate in a less costly and more efficient manner; and (iii) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a) Operations of the Trust and Applicable Series

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring shareholder approval of investment advisory contracts, including sub-advisory contracts.11  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12  As discussed in more detail below, the relief sought in this Application is consistent with this public policy.

The investment advisory arrangements for each applicable Series will be different than those of traditional investment companies.  In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers

11	See Section 1(b)(6) of the 1940 Act.

12	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Schenker).

to make day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively, in the case of a Series utilizing a Manager of Managers Structure, the Adviser does not normally make the day-to-day investment decisions for the Series.  Instead, the Adviser establishes an investment program for each such Series and selects, supervises and evaluates the Sub-Advisers who ultimately are responsible for the day-to-day investment decisions for each such Series.  This is a service that the Adviser believes provides value to each Series’ shareholders because the Adviser is able to select those Sub-Advisers suited to manage a particular Series in light of the Series’ strategies and the market sectors in which the Series invests.

Primary responsibility for management of the assets of a Series utilizing a Manager of Managers Structure, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers.  The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.  The Adviser will not normally make day-to-day investment decisions for an applicable Series.13

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives, strategies, policies, and restrictions and have no broad supervisory, management or administrative responsibilities with respect to the Series.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about an applicable Series’ management or investment performance, and that shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers that are suited to achieve the

13	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of an applicable Series.

Series’ investment objective.  Shareholders also rely on the Advisor for the overall management of a Series and the Series’ total investment performance.

Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser compensates each Sub-Adviser out of the investment management fee or from other Adviser assets.  Under a traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation.  There is no compelling policy reason why the Series’ shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

Primary responsibility for management of a Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  The Investment Advisory Agreement remains fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders.

Moreover, as discussed below, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Series, as applicable, to each Sub-Adviser.

In evaluating the services that a Sub-Adviser will provide to a Series as a part of the Adviser’s selection and evaluation process, the Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, strategies, policies, and restrictions of the Series;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Sub-Adviser; and

(4) reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview of the Sub-Adviser and its staff.

In addition, the Adviser and the Board will consider the reasonableness of each Sub-Adviser’s compensation with respect to each Series for which the Sub-Adviser will provide portfolio management services.  The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Series.  Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid by each applicable Series with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Series and comparisons with other mutual funds of comparable size.

In addition, the Board will comply with the requirements of Section 15(c) of the 1940 Act regarding Board actions before entering into, renewing or materially amending the Investment Advisory Agreement or any of the Sub-Advisory Agreements.  The Board will request, and the Adviser and Sub-Advisers will provide, both as required by Section 15(c) of the 1940 Act, such information as is reasonably necessary to evaluate the Investment Advisory Agreement and Sub-Advisory Agreements in connection with the annual renewal of these agreements.  In reaching a determination whether to renew the Investment Advisory Agreement or Sub-Advisory Agreements, the Board will take into account information furnished to them throughout the year, as well as information prepared specifically in connection with their review of the agreements.  The Board will be advised by independent counsel in this process.

(b) Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application.  The Applicants also believe that no economic incentive exists for the Adviser to select a Non-Affiliated or Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Series.  As noted above, no applicable Series would be responsible for compensating a Sub-Adviser.14  The Adviser will receive advisory fees pursuant to the Investment Advisory Agreement, which will be approved by the Board, including a majority of the Independent Trustees, and the shareholders of the relevant Series.  Any Sub-Adviser will receive a Sub-Advisory fee pursuant to the applicable Sub-Advisory Agreement, which has been approved by the Board, including a majority of the Independent Trustees.  Furthermore, any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

14
In the future, Series may directly pay Sub-Advisory fees to Sub-Advisers, in which case the compensation the Adviser receives from the Series shall be reduced by amounts paid directly to the Sub-Adviser by the Series.  Any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

Even if the Adviser had an economic incentive, the Adviser would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.  Applicants believe that conditions 6, 7, 9, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will continue to be comprised of Independent Trustees, and the Independent Trustees will have independent counsel.  For any Sub-Advised Series that uses a sub-adviser that is an “affiliated person” (as that term is defined in the 1940 Act) of the Adviser, including, but not limited to, a Wholly-Owned Sub-Adviser, condition 10 requires the Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Series is in the best interests of the Series and its shareholders and does not involve a conflict of interest from which the Adviser or Sub-Adviser derives an inappropriate advantage.  A new Sub-Adviser would also need to be approved by a majority of the Independent Trustees who are subject to limits on their ability to have a financial interest in that Sub-Advisor.  If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the Board.  Each Sub-Advisory Agreement, and the fees paid to each Sub-Adviser thereunder, would also remain subject to the annual review by the applicable Board, including a majority of the Independent Trustees.

(c) Benefits to Shareholders

In the absence of exemptive relief, when a new Sub-Adviser is proposed for retention by a Series, shareholders of that Series would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.15  Similarly, if an existing Sub-Advisory Agreement with a Sub-Adviser were to be amended in any material respect, the shareholders of the affected Series would be required to approve the change.16  Moreover, if a Sub-Advisory Agreement were “assigned” as a

15
There are limited exceptions for the Series to appoint Wholly-Owned Sub-Advisers and amend existing agreements with such Sub-Advisers.  See, e.g., Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998).

16	See id.

result of a change in control of the Sub-Adviser, the shareholders of the affected Series would be required to approve retaining the existing Sub-Adviser.  In all these instances, the need for shareholder approval would require the affected Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Series and its shareholders.  Moreover, the Trust is not required to hold an annual shareholder meeting.

As noted above, shareholders investing in a Series that has Sub-Advisers are effectively hiring the Adviser to manage the applicable Series’ assets by overseeing, monitoring and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to oversee the Series.  Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Series are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Series’ shareholders and allows the Series to operate more efficiently.

Without the delay and cost inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), each applicable Series would be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Series and its shareholders.  Without the requested relief, a Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage the Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Series — the affected Series may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers.  The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Series.

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Moreover, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Series, as applicable, to each Sub-Adviser.

(d) Shareholder Notification

If the relief requested is granted, shareholders of a Series will receive adequate information about the Sub-Advisers.  With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and SAI for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Series.  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the affected Sub-Advised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.

If a new Sub-Adviser is hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;17 and (b) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the

17
A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an Information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined herein).  Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days thereafter.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

Prior to any Series relying on the requested relief in this Application, the Board, including the Independent Trustees, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Series will approve its operations as described herein by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act).  In the case of any new Series that has not yet publicly offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief described herein is being sought or has been obtained from the Commission, only the approval of the initial shareholder will be obtained.

B.	DISCLOSURE OF SUB-ADVISERS’ FEES

1. Applicable Law

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item

22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require an applicable Series to disclose the fees paid to a Sub-Adviser in connection with a request for shareholder approval with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about investment the advisory fees.  These provisions could require a Sub-Advised Series’ financial statements to disclose information concerning fees paid to the Sub-Advisers.

2. Requested Relief

For the reasons and subject to the conditions below, Applicants seek, to the extent described herein, to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets) (i) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers, (ii) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (iii) the fee paid to each Affiliated Sub-Adviser (collectively, “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser that may be required to be disclosed pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the applicable Sub-Advised Series’ net assets.

3. Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser intends to operate the applicable Sub-Advised Series using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; and (ii) the relief would benefit shareholders by enabling each applicable Sub-Advised Series to operate in a more efficient manner.

As noted above, the Adviser intends to operate the applicable Sub-Advised Series in a manner different from a traditional investment company.  By investing in a Sub-Advised Series utilizing a Manager of Managers Structure, shareholders are hiring the Adviser to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Sub-Advised Series among Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Series.  Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or the Sub-Advised Series may compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of Sub-Advisory fees it has paid to the Sub-Adviser.18  Disclosure of the individual fees that the Adviser or Sub-Advised Series would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate each Sub-Adviser.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee

18
Any amendments to a Sub-Advisory Agreement that would increase the total advisory fees (including Sub-Advisory fees) payable by a Series would be Ineligible Sub-Adviser Changes and would require shareholder approval.

paid to the Adviser, or the Aggregate Fee Disclosure, in the case of a Sub-Advised Series that directly compensates a Sub-Adviser, will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed requiring a Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment Adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of a Sub-Advised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment Adviser) would be informed of the particular investment Adviser’s portfolio managers’ salaries.19

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to

19
The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Release No. 26533 (Aug. 23, 2004).  Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.”  Applicants state that with respect to each applicable Sub-Advised Series, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each applicable Sub-Advised Series, the SAI will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

another Sub-Adviser, the Sub-Adviser is unlikely to decrease its Sub-Advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower Sub-Advisory fees with the Adviser if the lower fees are not required to be made public.

C.	PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers has been granted previously by the Commission.  See, e.g., Symetra Mutual Funds Trust and Symetra Investment Management, Inc., Investment Company Act Release Nos. 30472 (Apr. 19, 2013) (notice) and 30516 (May 14, 2013) (order) (“Symetra Mutual Funds Trust”); Trust for Professional Managers and Aurora Investment Management, L.L.C., Investment Company Act Release Nos. 30460 (Apr. 12, 2013) (notice) and 30510 (May 8, 2013) (order) (“Aurora Investment Management, L.L.C.”); Munder Series Trust and Munder Capital Management, Investment Company Act Release Nos.  30441 (Mar. 29, 2013) (notice) and 30493 (Apr. 24, 2013) (order) (“Munder Series Trust”); Blackstone Alternative Investment Funds and Blackstone Alternative Asset Management L.P., Investment Company Act Release Nos. 30416 (Mar. 7, 2013) (notice) and 30444 (Apr. 2, 2013) (order) (“Blackstone Alternative Investment Funds”); Cohen & Steers Real Assets Fund, Inc., Cohen & Steers Real Assets Fund, Ltd. and Cohen & Steers Capital Management, Inc., Investment Company Act Release Nos. 30413 (Mar. 4, 2013) (notice) and 30442 (Mar. 29, 2013) (order) (“Cohen & Steers Real Assets Fund”); AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company  Act Release Nos. 30381 (Feb. 2, 2013) (notice) and 30421 (Mar. 11, 2013) (order) (“AdvisorShares Investments, LLC”); Arden Investment Series Trust and Arden Asset Management LLC, Investment Company Act Release Nos. 30255 (Nov. 2, 2012) (notice) and (30283) (Nov. 28, 2012) (order) (“Arden Investment Series Trust”); Trust for Professional Managers and Collins Capital Investments, LLC, Investment Company Act Release Nos. 30235 (Oct. 18, 2012) (notice) and (30263) ( Nov. 14, 2012) (order) (“Collins Capital Investments, LLC”); PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Investment Company Release Nos. 30224 (Sept. 29, 2012) (notice) and 30241 (Oct. 23, 2012) (order) (“PACE Select Advisors Trust”); Cash Account Trust, et al., Investment Company Release Nos. 30151 (July 25, 2012) (notice) and 30172 (Aug. 20, 2012) (order) (“DWS Investment Companies”); Capital Research and Management

Company, et al., Investment Company Release Nos. 30150 (July 25, 2012) (notice) and 30173 (Aug. 20, 2012) (order) (“Capital Research”); Franklin Advisers, Inc. and Franklin Templeton International Trust (“Franklin Templeton”), Investment Company Release Nos. 30105 (June 18, 2012) (notice) and 30138 (July 17, 2012); Pax World Funds Management Series Trust I and Pax World Management LLC, Investment Company Release Nos. 29751 (Aug. 1, 2011) (notice) and 29783 (Sept. 7, 2011) (order) (“Pax”); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Highland Capital Management, L.P. and Highland Funds I, Investment Company Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (“Highland”); Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (Apr. 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights II”); Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights I”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii,

Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); and Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”).

The relief sought herein from Section 15(a) and Rule 18f-2 regarding Wholly-Owned Sub-Advisers is substantially the same relief that has been previously granted by the Commission.  See, e.g., Munder Series Trust; Blackstone Alternative Investment Funds; DWS Investment Companies; Capital Research; and Franklin Templeton.  The relief sought herein with respect to Sub-Advisers, which are wholly-owned by the Adviser, is also similar to other relief previously granted by the Commission.  See, e.g., PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000) (Order) (“PIMCO Funds”), as expanded by no-action relief granted by the staff of the SEC to include sub-advisers that were wholly-owned subsidiaries of the company that wholly-owned the investment adviser.  See PIMCO Funds: Multi-Manager Series (Ref. No. 02-3-ICR) (pub. avail. August 6, 2002).  For the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly-Owned Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Adviser would not be able to act to the detriment of the shareholders of the Sub-Advised Series because of the conditions set forth in this Application.

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Munder Series Trust; Blackstone Alternative Investment Funds; PACE Select Advisors Trust; Neuberger Berman Alternative Funds, et al., Release Nos. 30206 (Sept. 18, 2012) (notice) and 30232 (Oct. 15, 2012) (order); DWS Investment Companies; Capital Research; Highland; Northern Lights II; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (Mar. 9, 2010) (notice) and 29197 (Mar. 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and

28839 (July 28, 2009) (order); Embarcadero; Trust for Professional Managers II; Aberdeen; Unified; Northern Lights I; Trust for Professional Managers I; Forum; Atlas; JNL Series; Oppenheimer; AB Funds Trust and PIMCO Funds.

V. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)
Before a Sub-Advised Series may rely on the order requested in this Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be approved by a majority of the Sub-Advised Series’ outstanding voting securities (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the 1940 Act, or, in the case of a Sub-Advised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series’ shares to the public (or the variable contract owners through a separate account).

(2)
The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application.  Each Sub-Advised Series will hold itself out to the public as employing the Manager of Managers Structure.  Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

(3)
The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets, and, subject to review and approval by the Board, the Adviser will: (a) set the Sub-Advised Series’ overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Sub-Advised Series’ assets; and (c) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Sub-Advised Series’ investment objectives, policies and restrictions.  Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate the Sub-Advised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

(4)	A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

(5)
A Sub-Advised Series will inform shareholders (or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Notice and Access Procedures.

(6)
At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(7)
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will continue to be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(8)
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

(9)	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(10)
Whenever a Sub-Adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

(11)
No Trustee or officer of the Trust or of a Sub-Advised Series or any partner, director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)	Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

(13)
In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)
For Sub-Advised Series that pay fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Sub-Advised Series will be required to be approved by the shareholders of the Sub-Advised Series.

V. PROCEDURAL MATTERS

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application on behalf of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The Board of Trustees or governing body, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of this Application.  Copies of the authorizations required by Rule 0-2(c) under the 1940 Act are attached as Exhibit A.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants further state that:

(a)   The addresses of the Applicants are:

Forethought Investment Advisors, LLC

Forethought Variable Insurance Trust

Attn: Eric Todd

300 North Meridian St, Suite 1800

Indianapolis, IN 46204

Phone: 317-223-2713

Fax: 317-223-2750

(b) Any questions regarding this Application should be directed to:

John V. O’Hanlon, Esq.

Dechert LLP

200 Clarendon Street

Boston, MA 02116

Phone: 617-728-7111

Fax: 617-426-6567

VI. CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the 1940 Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.  Applicants submit that the requested exemption is in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Respectfully submitted,
FORETHOUGHT VARIABLE INSURANCE TRUST

By: /s/ Robert Arena Name: Robert Arena Title: Initial Trustee

FORETHOUGHT INVESTMENT ADVISORS, LLC

By: /s/ Eric Todd Name: Eric Todd Title: President

EXHIBITS

A.           Authorizations

B.           Verifications

EXHIBIT A
AUTHORIZATION

FORETHOUGHT INVESTMENT ADVISORS, LLC

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Forethought Investment Advisors, LLC (“FIA”) declares that this Application is signed by Eric Todd, President, pursuant to the general authority vested in him as such by the Certificate of Organization of FIA.

By: /s/ Eric Todd Name: Eric Todd Title: President

Date: July 22, 2013

EXHIBIT A

AUTHORIZATION

FORETHOUGHT VARIABLE INSURANCE TRUST

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Robert Arena, in his capacity as Initial Trustee of Forethought Variable Insurance Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolution adopted by the Initial Trustee of the Trust on July 22, 2013:

RESOLVED, that an Officer of Forethought Variable Insurance Trust (the “Trust”) be, and he hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission on behalf of the Trust an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) to exempt each series of the Trust and its investment adviser, Forethought Investment Advisors, LLC (“FIA”), from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit FIA subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisers to a Trust series for which FIA serves as investment adviser (each, a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

By: /s/ Robert Arena Name: Robert Arena Title: Initial Trustee

Date: July 22, 2013

EXHIBIT B

VERIFICATION

FORETHOUGHT INVESTMENT ADVISORS, LLC

The undersigned states that he has duly executed this Application for and on behalf of Forethought Investment Advisors, LLC, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, trustees or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Eric Todd Name: Eric Todd Title: President

EXHIBIT B

VERIFICATION

FORETHOUGHT VARIABLE INSURANCE TRUST

The undersigned states that he has duly executed this Application for and on behalf of Forethought Variable Insurance Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Robert Arena Name: Robert Arena Title: Initial Trustee

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